UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ARRIS ENTERPRISES, INC.

(Name of Subject Company (Issuer))

ARRIS ENTERPRISES, INC. (Issuer)

ARRIS GROUP, INC. (Affiliate of Issuer)

(Name of Filing Persons)

2.00% Convertible Senior Notes due 2026

(Title of Class of Securities)

04269Q AC 4

(CUSIP Number of Class of Securities)

Copy to:

Lawrence A. Margolis ARRIS Enterprises, Inc. c/o ARRIS Group, Inc. 3871 Lakefield Drive Suwanee, Georgia 30024 (678) 473-2000	W. Brinkley Dickerson, Jr. Paul Davis Fancher Troutman Sanders LLP 600 Peachtree Street N.E., Suite 5200 Atlanta, Georgia 30308-2216 (404) 885-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$232,230,483	$31,677

*	For the purpose of calculating the filing fee only, this amount represents the maximum aggregate purchase price payable in connection with a repurchase of the 2.00% Convertible Senior Notes due 2026 (the “Notes”) upon a Fundamental Change of ARRIS Enterprises, Inc., pursuant to the indenture governing the Notes, calculated as the sum of (a) $232,050,000, representing 100% of the aggregate principal amount of the Notes outstanding, plus (b) $180,483, representing accrued and unpaid interest on the Notes to, but not including, May 29, 2013.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $136.40 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

Pursuant to and subject to the terms and conditions of the Indenture, dated as of November 13, 2006 (the “Original Indenture”), between ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.), a Delaware corporation (the “Company,” “we,” “us” and “our”), and The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.), as trustee (the “Trustee”), relating to the Company’s 2.00% Convertible Senior Notes due 2026 (the “Notes”), as amended by the First Supplemental Indenture, dated as of April 16, 2013 (the “First Supplemental Indenture” and, together with the Original Indenture, the “Indenture”), among the Company, ARRIS Group, Inc. (formerly ARRIS Enterprises I, Inc.), a Delaware corporation (the “Parent”), and the Trustee, this Tender Offer Statement on Schedule TO is filed with the Securities and Exchange Commission (“SEC”) by the Company with respect to the right of each holder of the Notes to require the Company to repurchase for cash any and all of the Notes at a price of $1,000 per $1,000 in aggregate principal amount tendered, plus accrued and unpaid interest to, but excluding, the repurchase date (the “Repurchase Right”), pursuant to the terms and conditions of the Indenture, the Notes and the Fundamental Change Notice and Offer to Purchase, dated April 30, 2013 (as it may be amended and supplemented from time to time, the “Offer to Purchase”), attached hereto as Exhibit (a)(1).

Holders may tender their Notes until 5:00 p.m., New York City time, on May 28, 2013.

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended. All capitalized terms used but not specifically defined in this Schedule TO have the meanings given to such terms in the Offer to Purchase.

Items 1 through 9.

The Company is the issuer of the Notes. As previously described in a notice dated April 19, 2013 furnished to holders of the Notes, the Company entered into an Agreement and Plan of Merger, dated April 15, 2013, by and among the Company, the Parent, ARRIS Enterprises II, Inc., a Delaware corporation and wholly owned subsidiary of the Parent (“Merger Sub”), pursuant to which on April 16, 2013, Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and as a wholly owned subsidiary of the Parent (the “Merger”). As a result of the Merger, a Fundamental Change under the Indenture has occurred, and each holder of the Notes has the Repurchase Right described above. The address of the Company’s principal executive offices is 3871 Lakefield Drive, Suwanee, Georgia 30024, and its telephone number is (678) 473-2000. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Offer to Purchase is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

(a) The Company does not believe that its financial condition is material to a holder’s decision whether to exercise its Repurchase Right because, among other reasons, the consideration offered consists solely of cash, the Repurchase Right is not subject to any financing condition and the offer is for all outstanding Notes. In addition, Parent is a public reporting company that files reports electronically with the SEC.

(b) Not applicable.

Item 11. Additional Information.

(a) Not applicable.

(b) The information set forth in the Offer to Purchase is incorporated by reference into this Schedule TO.

Item 12. Exhibits.

(a)(1)*	Fundamental Change Notice and Offer to Purchase, dated April 30, 2013.

(b)	Not applicable.

(d)(1)	Indenture, dated as of November 13, 2006, between ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.) and The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.), as trustee (incorporated by reference from Exhibit 4.5 to the Form 8-K filed by ARRIS Enterprises, Inc. on November 16, 2006).

(d)(2)	First Supplemental Indenture, dated as of April 16, 2013, among ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.), ARRIS Group, Inc. (formerly ARRIS Enterprises I, Inc.) and The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.), as trustee (incorporated by reference from Exhibit 4.2 to the Form 8-K filed by ARRIS Group, Inc. on April 16, 2013).

(d)(3)	Global Note No. 3, dated April 16, 2013 (incorporated by reference from Exhibit 4.3 to the Form 8-K filed by ARRIS Group, Inc. on April 16, 2013).

(d)(4)	Guaranty, dated April 16, 2013, by ARRIS Group, Inc. (formerly ARRIS Enterprises I, Inc.) and, for certain limited purposes, ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.) (incorporated by reference from Exhibit 4.4 to the Form 8-K filed by ARRIS Group, Inc. on April 16, 2013).

(d)(5)	Agreement and Plan of Merger, dated April 15, 2013, by and among ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.), ARRIS Group, Inc. (formerly ARRIS Enterprises I, Inc.) and ARRIS Enterprises II, Inc. (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by ARRIS Group, Inc. on April 16, 2013).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2013	ARRIS ENTERPRISES, INC.

	By:	/s/ David B. Potts
	Name:	David B. Potts
	Title:	Executive Vice President and Chief Financial Officer

Exhibit Index

(a)(1)*	Fundamental Change Notice and Offer to Purchase, dated April 30, 2013.

(b)	Not applicable.

(d)(1)	Indenture, dated as of November 13, 2006, between ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.) and The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.), as trustee (incorporated by reference from Exhibit 4.5 to the Form 8-K filed by ARRIS Enterprises, Inc. on November 16, 2006).

(d)(2)	First Supplemental Indenture, dated as of April 16, 2013, among ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.), ARRIS Group, Inc. (formerly ARRIS Enterprises I, Inc.) and The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.), as trustee (incorporated by reference from Exhibit 4.2 to the Form 8-K filed by ARRIS Group, Inc. on April 16, 2013).

(d)(3)	Global Note No. 3, dated April 16, 2013 (incorporated by reference from Exhibit 4.3 to the Form 8-K filed by ARRIS Group, Inc. on April 16, 2013).

(d)(4)	Guaranty, dated April 16, 2013, by ARRIS Group, Inc. (formerly ARRIS Enterprises I, Inc.) and, for certain limited purposes, ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.) (incorporated by reference from Exhibit 4.4 to the Form 8-K filed by ARRIS Group, Inc. on April 16, 2013).

(d)(5)	Agreement and Plan of Merger, dated April 15, 2013, by and among ARRIS Enterprises, Inc. (formerly ARRIS Group, Inc.), ARRIS Group, Inc. (formerly ARRIS Enterprises I, Inc.) and ARRIS Enterprises II, Inc. (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by ARRIS Group, Inc. on April 16, 2013).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

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